Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-257504

Issuer Free Writing Prospectus, dated January 11, 2022

ATMOS ENERGY CORPORATION

Final Term Sheet

2.625% Senior Notes due 2029 (constituting a further issuance of the 2.625% Senior Notes due 2029, of which $300,000,000 aggregate principal amount was issued on October 2, 2019)

This Free Writing Prospectus relates only to the 2.625% Senior Notes due 2029 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated January 11, 2022.

Issuer:	Atmos Energy Corporation

Expected Ratings (Moody’s/S&P):*	A1 (Negative) / A- (Negative)

Trade Date:	January 11, 2022

Settlement Date (T+3):**	January 14, 2022

Security Description:

Senior Unsecured Notes

The Securities constitute a further issuance of the Issuer’s 2.625% Senior Notes due 2029, of which $300,000,000 aggregate principal amount was issued on October 2, 2019 (the “Existing Notes”). Upon settlement, the Securities will have the same CUSIP and will trade interchangeably with the Existing Notes. We expect the Securities to be fungible for U.S. federal income tax purposes with the Existing Notes. Immediately after giving effect to this offering, the total amount outstanding of our 2.625% Senior Notes due 2029 will be $500,000,000.

Principal Amount:	$200,000,000

Maturity Date:	September 15, 2029

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, beginning March 15, 2022. The interest payment on March 15, 2022 will include interest, from and including, September 15, 2021

Coupon:	2.625%

Benchmark Treasury:	1.375% UST due November 15, 2031

Benchmark Treasury Price & Yield:	96-20+ / 1.748%

Spread to Benchmark Treasury:	68 bps (0.680%)

Re-Offer Yield:	2.428%

Public Offering Price:	101.330% of principal amount plus accrued interest from September 15, 2021

Accrued Interest Payable to Issuer:	$1,735,416.67 accrued from, and including, September 15, 2021 to but excluding anticipated date of settlement, January 14, 2022.

Net Proceeds (before expenses and accrued interest) to the Issuer:	$201,360,000 (100.680%)

Day Count Convention:	30/360

Optional Redemption Provisions:

The Notes may be redeemed, at the option of Atmos Energy Corporation, prior to June 15, 2029, in whole or from time to time in part, at the “make-whole” redemption price.

The Notes may also be redeemed, at the option of Atmos Energy Corporation, at any time on or after June 15, 2029 (which is the date that is three months prior to the maturity date of the notes), in whole or in part, at 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+15 basis points

CUSIP/ISIN:	049560 AR6 / US049560AR65

Joint Book-Running Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

** We expect that delivery of the notes will be made against payment therefor on or about January 14, 2022, which will be the third business day following the date of the pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally settle in two business days, and purchasers who wish to trade notes on the date of pricing or any subsequent date that is prior to the second trading day preceding the date on which we deliver the notes may be required, by virtue of the fact that the notes initially settle in T+3, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on such dates should consult their advisers.

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at 1-800-854-5674 (toll-free); CIBC World Markets Corp. at 1-800-282-0822 (toll-free); Credit Agricole Securities (USA) Inc. at 1-866-807-6030 (toll-free); or U.S. Bancorp Investments, Inc. at 1-877-558-2607 (toll-free).